September 8, 2015

Via EDGAR Filing

Mr. Ethan Horowitz
Branch Chief
Office of Natural Resources
Division of Corporate Finance
Mail Stop 4628
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Energen Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 7, 2015
Form 8-K filed August 7, 2015
File No. 001-07810
Comment Letter Dated September 3, 2015

Dear Mr. Horowitz:

We confirm receipt of your letter to our Chief Financial Officer, Charles W. Porter, Jr., dated September 3, 2015. We plan to respond to the above referenced letter by October 16, 2015.

Respectfully,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary
Energen Corporation

cc: Amy McIntyre